TransAlta adds another 66 MW to Alberta power grid with Summerview wind farm expansion

CALGARY, Alberta (May 27, 2008) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced a 66-megawatt (MW) expansion of its Summerview wind farm located in southern Alberta near Pincher Creek. The capital cost of this second phase is estimated at $123 million ($1,864/KW). Construction will commence in the second quarter of 2009 with commercial operations expected to begin in the first quarter of 2010. Once the second phase is completed, the Summerview site will have a total installed capacity of 136 MW and will provide on average a total of 395,000 megawatt hours per year– enough electricity to meet the annual needs of approximately 55,000 homes, while offsetting 257,000 tonnes of CO2.

“Albertans have a growing need for new electricity supply. The expansion of Summerview helps to meet this demand, while minimizing the environmental impact of new generation,” said Steve Snyder, TransAlta’s President & CEO. “Our experience in the development and construction of wind projects allows us to expand our wind capacity at costs below the Canadian average. We have identified the potential to develop an additional 500MW of wind generation in southern Alberta over the next five years. Our ability to execute on these future opportunities is largely dependent on the addition of new transmission capacity within the province,” he added.

The Summerview expansion will be located adjacent to the original site and will include 22, three-MW, V90 Vestas wind turbines. Delivery of the turbines and construction are scheduled to begin in the third quarter of 2009.  TransAlta will serve as its own general contractor and will continue to work with local firms during construction. The project is subject to provincial regulatory and environmental approvals as well as municipal land use permitting. TransAlta’s investment in wind power in the Pincher Creek area will continue to increase the overall economic benefits for the region.

Today’s announcement follows TransAlta’s previous announcements of the 96 MW Kent Hills wind farm, located in New Brunswick and the 66 MW Blue Trail wind farm also located in southern Alberta.  TransAlta also owns and operates the Castle River, McBride Lake and Summerview wind farms in southern Alberta. The completion of this phase of the Summerview wind power project brings TransAlta’s total net wind-generated capacity to 380 MW – making it one of Canada’s most experienced, and largest generators of wind power.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

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Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  (403) 267-7622

Email:

Michael_lawrence@transalta.com

Phone: 1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com